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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
AMENDMENT NO. 1
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
Maxim TEP, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
(CUSIP Number)
Michael Choi
c/o Maxim TEP Limited
12 Red Lion Square
London WC1R 4QD
England, United Kingdom
+49 69 95 92 54 78
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications)
June 4, 2008
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	13D

1	NAMES OF REPORTING PERSONS: Maxim TEP Limited I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 98-0577820

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

England, United Kingdom

	7	SOLE VOTING POWER

NUMBER OF		21,700,000 (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 (1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		21,700,000

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

21,700,000 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.3%

14	TYPE OF REPORTING PERSON (See Instructions)

CO
(1) Voting power is shared with respect to election of directors only until April 24, 2009.

SCHEDULE 13D
This Schedule 13D Amendment amends the original Schedule 13D filed May 5, 2008 (the “Original Schedule 13D”.
Item 1. Security and Issuer
             This Schedule 13D relates to the common stock, par value $0.00001 per share (the “Common Stock”), of Maxim TEP, Inc., a Texas corporation whose principal executive offices are located at 9400 Grogan’s Mill Road, Suite 205, The Woodlands, Texas 77380 (the “Issuer”).
Item 2. Identity and Background
             (a) The name of the reporting person is Maxim TEP Limited (the “Reporting Person”).
             (b) The Reporting Person is a company. The business address of the Reporting Person is 12 Red Lion Square, London WC1R 4QD, England, United Kingdom.
             (c) The Reporting Person’s present principal business is private equity investments. This business is conducted principally at 12 Red Lion Square, London WC1R 4QD, England, United Kingdom.
             (d) During the last five years the Reporting Person has not been convicted in a criminal proceeding.
             (e) During the last five years the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result was not or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
             (f) The Reporting Person is a company incorporated under the laws of the United Kingdom.
Item 3. Source and Amount of Funds or Other Consideration
             All of the shares of Common Stock reported herein were received by the Reporting Person in exchange for the Reporting Person’s cancellation of outstanding debt owed to it by the Issuer pursuant to a Transfer Agreement entered into by the Reporting Person and the Issuer on April 3, 2008.
Item 4. Purpose of Transaction
             The purpose of the Reporting Person’s acquisition of the shares of Common Stock disclosed herein was for investment purposes.

            The Reporting Person has entered into a Registration Rights Agreement with the Issuer pursuant to which the Reporting Person will have piggyback registration rights with respect to the shares reported herein for a period of three years.
            The Reporting Person intends to review its investment in the Issuer on a continuing basis and, depending on various factors, including the Issuer’s business, affairs and financial position, other developments concerning the Issuer, the price level of the Common Stock, conditions in the general economic and industry conditions, as well as other investment opportunities available to it, may in the future take such actions with respect to its investment in the Issuer as it deems appropriate in light of the circumstances existing from time to time. Such actions may include, without limitation, the purchase of additional shares of Common Stock in privately negotiated transactions or otherwise, the sale at any time of all or a portion of the Common Stock now owned or hereafter acquired by it to one or more purchasers, the purchase or sale of Common Stock derivatives, or the distribution in kind at any time of all or a portion of the Common Stock now owned or hereafter acquired by it.
            The Reporting Person is engaged in the investment business. In pursuing this business, the Reporting Persons’ personnel analyze the operations, capital structure and markets of companies, including the Issuer, through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of management). From time to time, it may hold discussions with third parties or with management of such companies in which the Reporting Person may suggest or take a position with respect to potential changes in the operations, management or capital structure of such companies as a means of enhancing shareholder value. Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D under the Exchange Act, including, without limitation, such matters as removing and replacing directors.
            On June 4, 2008, Maxim TEP Limited instructed its legal counsel to send a letter to the Issuer, attention Mr. W. Marvin Watson, Chairman and the Board of Directors of the Issuer expressing great concern with recent developments, or lack thereof in the Issuer’s operations and financial position. This letter also requested a list of shareholders and requested that the Issuer call a special meeting of the Shareholders to discuss the financial status of the Issuer, the Issuer’s strategic direction and provide, by shareholder resolution, direction to the directors of the Issuer for operation of Issuer; and to remove one or more directors of the Issuer and to nominate and elect their replacements, if the shareholders so desire. This correspondence is attached as Exhibit 99.1 to this Schedule 13D. On June 13, 2008, the Reporting Person instructed its legal counsel to send a followup communication to the Issuer directed to Mr. W. Marvin Watson and the other directors of the board of the Issuer restating its requests of the June 4, 2008. This correspondence is attached as Exhibit 99.2 to this Schedule 13D.
            On July 11, 2008, the Reporting Person instructed its legal counsel to send a followup communication to the Issuer directed to Mr. W. Marvin Watson and the other directors of the board of the Issuer requesting a shareholder’s meeting to (1) to remove Mr. W. Marvin Watson, Mr. John Ritota and Mr. Carl Landers from the Issuer’s board of directors, and (2) to elect Mr.

Peter O’Neill and Mr. Steve Warner to the board of directors of the Issuer. This correspondence is attached as Exhibit 99.3 to this Schedule 13D.
             If the Issuer complies with the requests for shareholder meeting, the Reporting Person intends to submit to the Securities and Exchange Commission a Schedule 14A commencing a process of soliciting proxies (1) to remove Mr. W. Marvin Watson, Mr. John Ritota and Mr. Carl Landers from the Issuer’s board of directors, and (2) to elect Mr. Peter O’Neill and Mr. Steve Warner to the board of directors of the Issuer.
             Except as set forth above, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D. The Reporting Person may, at any time, review or reconsider its position with respect to the Issuer and formulate plans or proposals with respect to any of such matters.
Item 5. Interest in Securities of the Issuer
             (a) The Reporting Person may be deemed to be the beneficial owner of 21,700,000 shares of Common Stock. The Reporting Person beneficially owns approximately 17.3% of the issued and outstanding Common Stock based on 125,474,313 shares of Common Stock outstanding as of May 31, 2008, as reported by the Issuer on its amended Form 10 filed with the Securities and Exchange Commission on June 11, 2008.
             (b) The Reporting Person has the sole right to vote and dispose, or direct the disposition, of the 21,700,000 shares of Common Stock owned by the Reporting Person, except that, until April 25, 2009 the Reporting Person has, under certain conditions described in Item 6 below, agreed to vote its shares of Common Stock for the election of directors of the Issuer in the manner directed by Mr. Peter O’Neill, President of Able Global Partners LLC, 641 Lexington Avenue, New York, New York 10022.
             (c) Not applicable.
             (d) Not applicable.
             (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
             The Reporting Person is a party to a Registration Rights Agreement that provides that the Reporting Person may have its unregistered Common Stock registered if and when the Issuer registers Common Stock in the future, provided such registration form proposed by the Issuer would permit such registration of Reporting Person’s Common Stock. A copy of the Registration Rights Agreement is included as an Exhibit to the Original Schedule 13D and incorporated herein by reference. Any description of such agreement contained herein is qualified in its entirety by reference to the agreement.

             The Reporting Person is a party to a Transfer Agreement in which, subject to the Reporting Person being able to ask questions and receive information about the business and affairs of the Issuer, the Reporting Person has agreed until April 25, 2009 to vote its shares in the manner directed by Mr. Peter O’Neill with respect to election of directors of the Issuer.
Item 7. Material to be Filed as Exhibits
Exhibit 99.1     Letter dated June 4, 2008 sent to Issuer.
Exhibit 99.2     Letter dated June 13, 2008 sent to Issuer.
Exhibit 99.3     Letter dated July 11, 2008 sent to Issuer.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: July 11, 2008

/s/ Michael Choi
Michael Choi